

June 6, 2023

Michael Kaeding
Chief Executive Officer
Norhart Invest LLC
1081 4th St SW
Suite 400
Forest Lake, MN 55025

> **Re: Norhart Invest LLC**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed May 25, 2023**
> **File No. 024-12163**

Dear Michael Kaeding:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2023 letter.

Amendment No. 3 to Offering Statement on Form 1-A filed May 25, 2023

General

1.   Please confirm that the company will file a post-qualification amendment for any modifications to the interest rates for Series B Fixed Rate Notes.

2.   Regarding comment 5, we continue to consider your rollover program.

Risk Factors
Our risk management efforts may not be effective, page 10

3.   We reissue comment 6. Please describe in this section the specific risks resulting in the company's inability to pay all of the Series A "Flexible" Promissory Notes as they are redeemed. For example, disclose whether the investors would be required to wait until the maturity date for redemption if you are unable to pay the Series A "Flexible" Promissory Notes as they are redeemed.

Use of Proceeds, page 14

4.   While we note your response to comment 8, we were unable to locate any changes to the disclosure in the offering circular, including any changes to the disclosure identified in comment 8. Please also clarify, if true, that the loans acquired from Norhart and other real estate companies are whole loans.

    Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Real Estate & Construction

cc: Donald Locke, Esq.